FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Material Fact

Celulosa Arauco y Constitución S.A.

Registry N° 42

Santiago, May 18, 2009

Mr.

SUPERINTENDENT OF

SECURITIES AND INSURANCE

Dear Sir,

The undersigned, Chief Executive Officer of the publicly traded company known as Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, domiciled in the Metropolitan Region, Avenida El Golf N° 150, 14th floor, Las Condes, SVS Registry N° 42, RUT 93.4580.000-1, duly authorized by the Board of Directors of the Company, hereby presents the following relevant information regarding the Company and its businesses, in compliance with the provisions of Article 9 and paragraph 2 of Article 10 of law N° 18.045 and General Regulation N° 30 of the Superintendence.

In a Board of Directors meeting held on May 16, 2009, the Company approved the acquisition of the subsidiary companies of the Spanish Grupo Empresarial ENCE S.A. (“ENCE”) by Arauco International S.A., a subsidiary of the Company, and the Finnish-Swedish transnational company, Stora Enso. The subsidiary companies to be acquired are Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The total value of the transaction is US$ 343,000,000 and Arauco will be responsible for 50% of that amount. The purchase agreement was entered into by all the parties involved on May 17, 2009.

The main assets of the Uruguayan subsidiaries of ENCE that have been included in this transaction are: a) 130,000 hectares of land owned by ENCE, of which 73,000 are covered with plantation forests, plus 13,000 hectares under covenants with third party owners, of which 7,000 are planted, all located in the central and western part of Uruguay; and b) its industrial sites in Punta Pereira and M’Bopicuá, in addition to a river barge terminal, a woodchip mill and a forestry nursery.

Currently, Stora Enso owns 74,000 hectares of land in Uruguay, including 17,300 with plantation forests, while Arauco owns 39,000 hectares of land, 27,400 of which are planted. As already mentioned, the consummation of the purchase agreed to with ENCE, to which Stora Enso and Arauco intend to add the land and plantations that they currently own, will allow these two companies to create a joint land and forest asset base of approximately 255,000 hectares of land, of which 123,000 hectares are already planted.

These assets provide a strategic base to consider building a pulp mill in Uruguay in the future.

According to the terms of the purchase agreement, the transfer of the acquired stock must take place within 15 days after the date on which the prerequisites and procedures that are contained in the contract have been completed, at which time the agreed payment must also be made.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c. - Bolsa de Comercio de Santiago

La Bolsa N° 64,

Santiago.

- Bolsa Electrónica de Chile

Huérfanos 770, piso 14-

Santiago

- Bolsa de Valores de Valparaíso

Casilla 218-V-

Valparaíso

- Bondholders Representative (Banco Santander),

Bandera 140, Santiago

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date:	May 26, 2009	By: /s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer